Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges on a consolidated basis for the periods indicated were as follows:

(Dollars in millions) (Unaudited)
	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Fixed Charges:
Interest expense (a)	$25	$33	$64	$63	$43	$42	$71
Rent expense	64	62	125	108	103	97	93

Total fixed charges	89	95	189	171	146	139	164

Earnings:
Income before taxes	701	595	1,258	1,086	907	742	678
Fixed charges per above	89	95	189	171	146	139	164

Total earnings, as adjusted	790	690	1,447	1,257	1,053	881	842

Ratio of earnings to fixed charges	8.9	7.3	7.7	7.4	7.2	6.3	5.1

(a)	The interest expense included in fixed charges above reflects only interest on third-party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes (formerly FASB Interpretation No. 48, Accounting for Income Taxes).